

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

March 12, 2008

Anthony J. Massetti
Chief Financial Officer
Qlogic Corporation
26650 Aliso Viejo Parkway
Aliso Viejo, California 92656

> **RE:** **Qlogic Corporation**
> **Form 10-K for the fiscal year ended April 1, 2007**
> **File No. 0-23298**

Dear Mr. Massetti:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Branch Chief